EXHIBIT 3.2

STATE OF CALIFORNIA
Secretary of State

I, BRUCE MCPHERSON, Secretary of State of the State of California, hereby certify:

That the attached transcript of 6 pages(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it if full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this 6th day of April, 2005. BRUCE MCPHERSON SECRETARY OF STATE

CERTIFICATE OF DETERMINATION OF PREFERENCES OF SHARES OF
NetREIT,
A CALIFORNIA CORPORATION

The undersigned, Jack K. Heilbron and Kenneth W. Elsberry, hereby certify that:

1.    They are the duly elected and acting President and Secretary, respectively, of this corporation.

2.    The authorized number of shares of this corporation's preferred stock is 10,000,000, of which 5,000 has been designated as the Series A Preferred Stock, none of which are currently issued and outstanding, and the number of shares constituting the Series AA Preferred Shares (that is, the series affected by this Certificate of Determination and the resolution set forth below) is 1,000,000.  No shares of the Series AA Preferred Stock have been issued.

3.    Pursuant to authority given by this corporation's Articles of Incorporation, the Board of Directors of this corporation has duly adopted and approved the following resolutions:

RESOLUTION OF BOARD OF DIRECTORS

    WHEREAS, the Articles of Incorporation of the corporation provide for a class of shares known as preferred stock, issuable from time to time in one or more series; and

    WHEREAS, the Board of Directors of this corporation is authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred stock, to fix the number of shares constituting any such series, and to determine the designation thereof, or any of them; and

    WHEREAS, this corporation has not issued any shares of such preferred stock and the Board od Directors of this corporation desires, pursuant to its authority as aforesaid, to determine and fix the rights, preferences, privileges, and restrictions relating to the initial series of said preferred stock and the number of shares constituting and the designation of said series;

    IT IS THEREFORE RESOLVED, that the Board of Directors hereby authorizes the original issuance of a series of preferred shares that shall be designated and known as Series AA Preferred Stock.  The number of shares of the Series AA Preferred Stock shall be one million (1,000,000).  All shares of the Series AA Preferred Stock shall be subject to the following rights, preferences, privileges and restrictions.

    (a)    Liquidation Preference.  The Liquidation Preference of the Series AA Preferred Stock is twenty-five dollars ($25.00) per share.

    (b)    Dividends.  Each share of the Series AA Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds at the time legally available therefore, an annual cash dividend equal to seven percent (7.0%) of the Liquidation Preference, which dividends shall be declared in equally monthly installments in arrears on the 25th day of each month, except that if any such date is on a Saturday, Sunday or a legal holiday, then such dividend shall be payable on the next day that is not a Saturday, Sunday or legal holiday.  Dividends duly declared shall be paid not more than thirty (30) days after their respective declaration date and shall be cumulative and accrue for each share of the Series AA Preferred Stock from the date of its first issuance and shall be payable to holders of record as they appear on the stock books of the corporation on such record dates as they are fixed by the Board of Directors.  No interest shall be payable with respect to any dividend payment on the Series AA Preferred Stock which may be in arrears.

    (c)    Preference to Dividends.  The Series AA Preferred Stock shall have priority as to dividends over the corporation's common stock and any series or class of the corporation's stock hereafter issued (referred to as "junior dividend stock"), except such preferred stock which the corporation may issue which is, by its express terms, senior to the Series AA Preferred Stock "senior dividend stock") or on parity with the Series AA Preferred Stock (parity dividend stock"), provided, however, the issuance of such senior dividend stock or parity dividend stock shall first be approved by the affirmative vote of a majority of the outstanding shares of the Series AA Preferred Stock entitled to vote within the meaning of Section 152 of the California Corporations Code, as it may be amended (a "Majority Vote").  No dividend (other than dividends payable solely in common stock or any series or class of junior dividend stock shall be declared, paid or set apart for payment on, and no purchase or other acquisition shall be made by the corporation of any common stock or junior dividend stock, unless all accrued and unpaid dividends on the Series AA Preferred Stock shall have been declared and paid or set apart for payment.  No dividend shall be paid on any parity dividend stock unless the corporation shall have declared and paid or set aside for payment,or shall have contemporaneously declared and paid or set apart for payment, all accrued and unpaid dividends for all prior periods on the Series AA Preferred Stock.  The corporation shall not pay dividends on the Series AA Preferred Stock unless it shall have declared and paid or set aside for payment or shall have contemporaneously declared and paid or set apart for payment all accrued and unpaid dividends for all prior periods on the parity dividend stock.  Whenever all accrued dividends are not paid in full on the Series AA Preferred Stock, or any parity dividend stock, all dividends declared on the Series AA Preferred Stock and such parity dividend stock shaoll be declared and made pro rata so that the amount of dividends declared per share on the Series AA Preferred Stock and such parity dividend stock shall bear the same ratio that accrued and unpaid dividends per share on the Series AA Preferred Stock and such parity stock bear to each other.

    (d)     Preference Upon Liquidation.  In the event of any liquidation, dissolution or winding up of the corporation, each share of Series AA Preferred Stock shall be entitled to receive, out of legally available assets, an amount equal to the Liquidation  Preference, plus an amount equal to any accrued and unpaid dividends on such share to the date such liquidation payment made, and no more, before payment or distribution is made to the holders of the corporation's common stock or any series or class of the corporation's stock hereafter issued that ranks hunior as to the liquidation rights of the Series AA Preferred Stock.  The holders of the Series AA Preferred Stock shall not be entitled to receive the Liquidation Preference on shares of the Series AA Preferred Stock until the Liquidation Preferences of any other series or class of the corporation's stock hereinafter issued that ranks senior as to liquidation rights of the Series A Preferred Stock ("senior liquidation stock") has been paid in full.  The holders of the Series AA Preferred Stock and all other series or classes of the corporation's stock hereafter issued that ranks on a parity as to liquidation rights with the Series AA Preferred Stock shall share ratably, in accordance with the respective preferential amounts payable on such stock,in any distribution (after payment of the Liquidation Preferences of the senior liquidation stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon.  After payment in full of the Liquidation Preference of the shares of Series AA Preferred Stock (and the payment of dividends thereon as provided above), the holders of the Series AA Preferred Stock shall not receive any further participation any any distribution of the corporation's assets.  Neither a consolidation, merger or other business combination of the corporation with or into another corporation or other entity, nor a sale or transfer of all or part of the corporation's assets for cash, securities or other property shall be considered a liquidation, dissolution or winding up of the corporation.

    (a)    Corporation's Optional Redemption Rights.  The Series AA Preferred Stock shall be redeemable at the election of the corporation in whole, or in part, at any time or from time to time, by giving written notice to the holders of the Series AA Preferred Stock not less than 30 days nor more than 60 days prior to the date set for such redemption (the "Redemption Date").  The Series AA Preferred Stock shall be redeemable for the sum equal to the Liquidation Preference per share, plus a cash payment equal to all accrued but unpaid dividends (the "Call Price").  Dividends shall cease to accrue on the Redemption Date for the Series AA Preferred Stock so called for redemption.  If fewer than all outstanding shares of Series AA Preferring Stock shall be called for redemption, the Series AA Preferred Stock redeemed shall be selected by the corporation by lot or pro rata (as nearly as may be possible) or by and other method determined by the Board of Directors in its sole discretion, to be equitable.

    (f)    Holders' Optional Conversion.  At any time prior to any Redemption Date, each share of the Series AA Preferred Stock shall be convertible, in while or part only, at the election of the holder thereof, into two (2) shares of the corporation's common stock (the "Conversion Rate").  This right of optional conversion shall terminate immediately before the close of business on any Redemption Date.  Any such conversion shall be effected by delivery  of the certificate evidencing such Series AA Preferred Stock, together with written notice of conversion and a proper assignment of such certificate to the corporation or in blank (and, if applicable, cash paymentof an amount equal to the divident attributable to the current quarterly divident period payable onsuch shares), to the office of the transfer agent, if any, for the Series AA Preferred Stock (or to any other office or agency maintained by the corporation) for that purpose and otherwise in accordance with conversion procedures established by the corporation.  Any such conversion shall be deemed to have been effected immediately before the close of business on the date on which the foregoing requirements have been satisfied.

    (g)    Adjustments.  The Conversion Rate shall be adjusted in accordance with the following provisions.

    (i)    Mandatory Adjustments.  In the event the corporation (a) pays a stock dividend or makes a distribution with respect to its common stock in shares of common stock; (b) subdivides or splits its outstanding common stock; (c) combines its outstanding common stock into a smaller number of shares; (d) issues any shares of common stock by reclassification of its shares of common stock; or (e) pays a dividend or distributes to all holders of its common stock evidences of its indebtedness, cash or other assets (including capital stock of the corporation but excluding any Permitted Cash Dividends (as defined below) or distributions and dividends referred to in clause (a) above), the Conversion Rate shall be adjusted as of the date such event first becomes effective.

    (ii)    Discretionary Adjustments.  The corporation will be entitled (but will not be required) to make upward adjustments in the Conversion Rate as the corporation, in its discretion, shall determine to be advisable in order that any stock dividend, subdivisions of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock (or any transaction which could be treated as any of the events described in subsection (i) above under Section 305 of the Internal Revenue Code of 1986, as amended) hereafter made by the corporation to its shareholders will not be taxable.

    (iii)    Permitted Cash Dividends.  "Permitted Cash Dividends" shall mean, with respect to any consecutive 12-month period, all cash dividends and cash distributions on the common stock (other than cash dividends and cash distributions for which an adjustment to the Conversion Rate was previously made) not in excess of an amount equal to ten percent (10%) per annum on the Share Price of the corporation's common stock, excepting any dividends paid with funds from capital gains within the meaning of federal income tax law.

    The Share Price shall be the average of the closing share price of the common stock in any public market as reported over such period, or if the corporation's common stock was not traded in a public market during such period, the price at which the common stock was last sold by the corporation to any unaffiliated person during such period, or if no such sale occurred, the value of the common stock determined by the corporation's Board of Directors, in which event, the Board of Directors' decision will be final.

    (iv)    Reclassification, Consolidation or Merger.  Unless sooner redeemed or converted, in case of any reclassification of the common stock, any consolidation of the corporation with, or merger of the corporation into, any other entity, any merger of any entity into the corporation (other than a consolidation or merger that does not result in a reclassification, conversion, exchange or cancellation of the outstanding shares of common stock), any sale or transfer of all or substantially all of the assets of the corporation or any compulsory share exchange whereby the common stock is converted into other securities, cash or other property (a "Transaction"), each share of Series AA Preferred Stock shall, after consummation of such Transaction, be entitled to be converted (i) on the Conversion Date into the kind and amounts of securities, cash or other property receivable upon consummation of such Transaction by a holder of the number of shares of common stock into which such Series AA Preferred Stock would have been converted if the conversion on the Conversion Date had occurred immediately before the date of consummation of such Transaction, plus the right to receive cash in an amount equal to all accrued and unpaid dividends on such Series AA Preferred Stock (other than previously declared dividends payable to a holder of record as of a prior date); or (ii) at the option of the holder, into the kinds and amount of securities, cash or other property receivable upon consummation of such Transaction by a holder of the number of shares of common stock into which such Series AA Preferred Stock might have been converted immediately before consummation of such Transaction.  The kind and amount of securities into or for which the Series AA Preferred Stock will be convertible or redeemable after consummation of such Transaction Will be subject to adjustment as described above, under the caption "Conversion Adjustments', following the date of consummation of such Transaction.  No fractional shares of common stock will be issued upon redemption or conversion of Series AA Preferred Stock.  In lieu of any fractional share otherwise issuable in respect of the aggregate number of shares of Series AA Preferred Stock of any holder that are redeemed or converted,such holder will be entitled to receive an amount in cash equal to the same fraction of the Share Value of the common stock, determined as of the Conversion Date in the case of a mandatory conversion, or (ii) the effective date of the conversion in the case of an optional conversion by a holder.

    (a)    Calculation and Documentation of Adjustments.  All adjustments to the Conversion Rate shall be calculated to the nearest 1A100th of a share of common stock.  No adjustment in the Conversion Rate shall be required unless such adjustment would require any increase or decrease of at least one percent therein; provided, however, that any adjustments which, by reason of this Section(g), shall not be required to be made will be carried forward and taken into account in any subsequent adjustment.  All adjustments shall be made successively.  Whenever the Conversion Rate shall be so adjusted, the corporation shall file with its transfer agent, if any, for the Series AA Preferred Stock a certificate with respect to such adjustment, an shall make a prompt public announcement of such adjustment on its web site or by such other means as the Bord of Directors may determine.

(h)    Voting Rights.  The Series AA Preferred Stock shall have only the voting rights set forth in this Section (h), except as may otherwise be required by law.

    (i)    Voting Rights.  So long as any Series AA Preferred Stock is outstanding, the corporation shall not, without the Majority Vote of the holders of record of the Series AA Preferred Stock then outstanding, voting separately as a class:

(a)
amend, alter or repeal any provision of the Articles of Incorporation or the Bylaws of the corporation so as to affect adversely the relative rights, preferences,qualifications, limitations or restrictions of the Series AA Preferred Stock;

(b)	authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into any senior dividend stock, senior liquidation stock, parity dividend stock or parity liquidation stock;

(c)	affect any reclassification of the Series AA Preferred Stock; or

(d)	effect the merger of the corporation with another corporation, exchange of shares or sale of all or substantially all of the assets of the corporation if the shareholders of the corporation prior to such merger, share exchange or sale will own less than 50% of the shares of the surviving (in case of a merger) or acquiring (in the case of an exchange of shares or sale of assets) corporation immediately following such merger, share exchange or sale. Holders of Series AA Preferred Stock will not have the right to vote for the election of directors in any circumstances, except as expressly provided in Section (h)(ii) below.

    (i)    Notice of Corporate Action.  The corporation shall give the holders of record of the Series AA Preferred Stock at least twenty (20)  prior written notice of: (a) the granting by the corporation to all holders of its common stock of rights to purchase any shares of capital stock or other rights; (b) any reclassification of common stock, or consolidation of the corporation with, or merger of the corporation into, any other persons, any merger of any person into the corporation (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of common stock); or (c) any sale or transfer of all or substantially all of the assets of the corporation.

    RESOLVED FURTHER, that the Chairman Of the Board, the President or any Vice President, and the Secretary, the Chief Financial Officer, the Treasurer, or any Assistant Secretary or Assistant Treasurer of this corporation are each authorized to execute, verify, and file in the Office of the California Secretary of State a Certificate of Determination in accordance with this resolution and California law.

    We further declare under penalty of perjury under the laws of the State of California, that the matters set forth in this Certificate are true and correct of our own knowledge.

    IN WITNESS WHEREOF, the undersigned have executed this certificate on February 15, 2005.

/s/ Jack K. Heilbron Jack K. Heilbron /s/ Kenneth W. Elsberry Kenneth W. Elsberry